SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens’ Announces a New Release of the IDIT™ Software Suite

The new software release increases the business value and competitive advantages that Sapiens provides to its customers

Rehovot, Israel February 21, 2012 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announces today the general availability of IDIT™ Software Suite Version 9. The new software release delivers numerous functional and technological benefits, enabling general insurance companies to improve product development and sales capabilities with features such as enhanced intermediary management, enhanced scheduling management of interfaces, enhanced workflow setup, and a wealth of additional features and technology enhancements.

Roni Al-Dor, CEO of Sapiens, commented, “Our continuous investment in IDIT™ Software Suite, backed by our insurance domain expertise, demonstrates our undisputed commitment for innovation, while increasing the business value we deliver to our customers. This efficient and powerful release contains features that will provide our customers with significant competitive advantages.”

New in IDIT™ Software Suite Version 9 includes:

•	Enhanced Intermediary Management
•	Enhanced Fleet (General Agreements) Insurance Management
•	Enhanced Insurance Certificates Inventory Management
•	Enhanced Product Setup Features such as Reuse of existing products
•	Enhanced Workflow Setup
•	Enhanced Batch and Interface Scheduling and Management
•	New on-screen meta-data setup tool

Recently two XCelent Awards have been awarded to Sapiens insurance solutions: IDIT Software Suite has won the XCelent Award for advanced technology, and ALIS won the XCelent Award for breadth of functionality.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life&Pension, Property&Casualty, and Reinsurance markets. We serve over 70 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information please visit www.sapiens.com.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721 / +1-877-5542426

e-Mail: osnat.se@sapiens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: February 21, 2012	By:	/s/ Roni Giladi
Roni Giladi Chief Financial Officer